NovelStem International Corp.

2255 Glades Road Suite 221A

Boca Raton, Florida 33431

January 25, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:

Re: NovelStem International Corp.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed October 12, 2022
File No. 000-22908

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 21, 2022, relating to the draft registration statement on Form 10-12G (the “Registration Statement”) of NovelStem International Corp. (the “Company” or “NovelStem”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

We are filing herewith Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Amendment 2 to Form 10-12G Filed December 6, 2022

Item 5. Directors and Executive Officers, page 17

1.	We note your response to comment 3 and reissue. You state that you are still a development stage company and have not yet produced any revenue, as a result you have not yet filled the role of President and Vice President. However, we note no such exception in your by-laws. Please tell us how this is consistent with Article Four of your bylaws which state that the officers shall include a President and one or more Vice Presidents. Please also disclose any material risks to the company that could result from the non-compliance with your bylaws.

Response:

The Company notes the Staff’s Comment #1 and, on January 13, 2023, the Company’s Board of Directors appointed Jan Loeb as President and Christine Jenkins as Vice President. The Company has updated the disclosure in Amendment No. 3 accordingly.

2.	We note your response to comment 4 and reissue in part. We understand that Mr. Loeb takes on a number of duties with respect to the day-to-day operations of NovelStem and NewStem. Please disclose these duties in the offering circular

Response:

The Company has revised the Registration Statement in response to the Commission’s Comment #2. Please see page 2 of Amendment No. 3.

General

3.	We note your response to comment 8 and reissue in part. Please provide us with the below requested information:

●	Please explain supplementally what percent of NewStem’s outstanding voting securities are owned by NovelStem.

●	Assuming that it is determined that NovelStem meets the definition of an “investment company” under the 1940 Act, please provide a detailed legal analysis of whether NovelStem can satisfy any available exemptions under the Act.

●	Your response states that NovelStem’s “interest in NetCo is not a ‘security.’” Please provide a detailed legal analysis of the joint venture arrangement supporting this conclusion.

●	Please explain supplementally what percent of NovelStem’s total assets (excluding Government securities and cash items) is represented by its ownership interest in the NetCo joint venture.

Response:

As of the date of the filing of this response, NovelStem owns approximately 31% of NewStem’s outstanding voting securities. Furthermore, approximately 7% of NovelStem’s total assets (excluding Government securities and cash items) is represented by its ownership interest in the NetCo joint venture.

As previously noted in the Company’s prior responses to the Staff’s Comments with respect to the Registration Statement, the Company again respectfully submits that the Company is not an investment company based on the definition set forth in Section 3 of the 1940 Act. However, in the event that the Staff determines that NovelStem meets the definition of an “investment company” under the 1940 Act, for the reasons described below, NovelStem respectfully submits that it satisfies the exemption afforded by Rule 3a-1 3a-1 promulgated under of the 1940 Act.

As a preliminary point, as required by Rule 3a-1(b), NovelStem is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(B) of the 1940 Act since NovelStem (1) is not nor holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities, (2) is not engaged or nor proposes to engage in the business of issuing face-amount certificates of the installment type, nor has been engaged in such business and nor has any such certificate outstanding and (3) is not a special situation investment company..

Moreover, as specified in Rule 3(a)-1(a) no more than 45% of the value of NovelStem’s total assets (exclusive of Government securities and cash items) consists of, and no more than 45% of NovelStem’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than…securities issued by companies: (i) which are controlled primarily by [NovelStem]; (ii) through which [NovelStem] engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; and (iii) which are not investment companies.

For the last four fiscal quarters ended September 30, 2022, approximately 7% of the value of NovelStem’s total assets has been represented by its ownership interest in the NetCo joint venture and approximately 90% of the value of NovelStem’s total assets has been represented by its ownership interest in NewStem. For the last four fiscal quarters ended September 30, 2022, approximately (1)% of NovelStem’s net loss after taxes is derived from its ownership interest in the NetCo joint venture and approximately74% of NovelStem’s net loss after taxes is derived from its ownership interest in in NewStem.

NovelStem’s interest in NetCo Partners is not a “security”. NetCo Partners is a contractual joint venture in which NovelStem and C.P. Group Inc. each own a 50% interest. Under the four- prong test of SEC v. Howey Co., 328 U.S. 293, 328 (1946), in order for an interest to be a security, there must be (1) an investment of money, (2) a common enterprise, (3) an expectation of profit, and (4) the reliance on the efforts of third parties. Participants in NetCo Partners, including NovelStem as a full joint venture partner, do not rely on the efforts of third parties but rather on their own efforts. As a result, the interests in NetCo Partners do not meet all four prongs of the “Howey Test” and would not be deemed a “security”.

NovelStem also respectfully submits that its investment in New Stem constitutes securities issued by a company which is primarily controlled by NovelStem as contemplated by Rule 3a-1(a) (4)(i). NovelStem’s primary business is the business of NewStem. The business of NewStem is a business other than that of investing, reinvesting, owning, holding or trading in securities, and NewStem is not an investment company.

As previously submitted to the Staff, NovelStem is a biotechnology company engaged through NewStem in the development and commercialization of stem-cell-based diagnostic technology. Substantially all of NovelStem’s assets, operations and management resources are committed to NewStem’s business and strategic growth. NovelStem’s President and Executive Chairman and its other Directors, most of whom have pharmaceutical and life science backgrounds, are actively involved in, and devote a significant amount of time and expertise to NewStem’s business, financing and strategic growth. Additionally, Jan Loeb, the President and Executive Chairman of the Company, is also the Chairman of NewStem. Through this shared management structure, in addition to its significant ownership stake and various other preemptive and shareholder rights, the Company believes that its business and operations are synonymous with those of NewStem. Additionally, as Chairman of NewStem, Jan Loeb has been authorized to oversee, and therefore exerts significant control with respect to, NewStem’s strategic planning, budget, financings and all related matters. As Mr. Loeb is the President and Executive Chairman of NovelStem, NovelStem has de facto control over NewStem and its operations. Accordingly, NovelStem acts as a holding company and views NewStem as the functional equivalent of an operating subsidiary through which NovelStem conducts business. To that end, NewStem has also retained a PCAOB accounting firm to audit and review its financial statements in accordance with GAAP in order to coordinate NewStem’s financial reporting to meet NovelStem’s requirements as a public company and to enable NovelStem to include NewStem’s financial statements and related disclosures in its filings with the Securities and Exchange Commission.

Accordingly, for the reasons stated above, if it were determined that the Company meets the 1940 Act definition of an investment company, the Company respectfully submits that it is not an investment company subject to regulation under the 1940 Act by virtue of the exemption in Rule in Rule 3a-1.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Jan Loeb
Jan Loeb
President and Executive Chairman